UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

RUSSIAN ECOLOGY MINISTER TOURS MECHEL’S CHELYABINSK FACILITIES

Chelyabinsk, Russia – November 16, 2018 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports that Russia’s Natural Resources and Ecology Minister Dmitry Kobylkin and Chelyabinsk Region’s Governor Boris Dubrovsky paid a working visit to the Group’s Chelyabinsk production site. They toured facilities due for an upgrade as part of the company’s environment protection program.

The delegation also included the minister’s First Deputy Denis Khramov, Federal Supervisory Natural Resources Management Service (Rosprirodnadzor)’s Chief Amirkhan Amirkhanov, the State Duma’s environment protection committee’s Chairman Vladimir Burmatov, the committee’s First Deputy Chairman Nikolai Valuyev, chief of Rosprirodnadzor’s Chelyabinsk department Vitaly Kuryatnikov and other regional state officials. Chairman of Mechel PAO’s Board of Directors Igor Zyuzin and Mechel PAO’s Chief Executive Officer Oleg Korzhov hosted the delegation.

During the visit to Mechel-Coke, the delegation toured the facilities that are now being upgraded — the coke-pitch block #4, the by-product recovery plant #1’s benzene department and the coke battery #7. This technical upgrade will enable the plant to reduce waste emission during coke production. Mechel Group’s investment into the plant’s upgrade since 2006 totaled 4.9 billion rubles, including 1.3 billion invested in environment protection measures.

The tour also included a major production facility at Mechel-Materials, the grinding-mixing complex. It produces mineral additives to lend durability to construction mixes, asphalt and concrete. The complex primarily uses Chelyabinsk Metallurgical Plant’s blast-furnace slag, processing about 5 million tonnes of slag annually. This technology enables to plant to further process waste from steel production and make it more ecologically friendly.

The delegation also inspected waste treatment facilities at Chelyabinsk Metallurgical Plant’s universal rolling mill. The workshop producing rails and beams is equipped with a modern complex of dust collector systems and a closed waste water recycling system. The plant’s officials detailed the plant’s upgrade program, in which Mechel Group invested a total of over 70 billion rubles since the plant has joined the group, including 5 billion invested in environment protection measures.

“We have toured Mechel’s production facilities. Certainly, the company has extensive plans for implementing environment protection technologies, and some facilities have already been built and launched. You know, we have 12 cities listed as those that need their environment situation improved, which is linked primarily to waste emissions. This work is in store for us. I must say that businesses, including Mechel, understand their responsibilities. No one is trying to stay away and claim they have no opportunity to do this,”  Russia’s Natural Resources and Ecology Minister Dmitry Kobylkin noted.

“Today Mechel is implementing major projects aimed at minimizing our impact on the environment in Chelyabinsk Region. Our company is the first to have launched an independent ecological audit whose results will be presented for public discussion and then added to our upgrade program. We are fully open for cooperation and interaction where ecological projects are concerned,” Mechel PAO’s Chief Executive Officer Oleg Korzhov said.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: November 16, 2018

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